FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(This is an unoffical translation of the original French document)

Convening Notice

SUEZ ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Friday, May 4 at 2:30 p.m.

at the Palais des Congrès

2, place de la Porte Maillot, 75017 Paris

Convening notice published in the BALO and the Publicateur Légal on April 18, 2007

Proposed dividend:	Payment date:
€1.20	May 7, 2007

To attend this meeting:

–	If you hold registered shares, you need simply arrive with your entry card, obtained from CACEIS Corporate Trust, or present yourself at the “Registered Shareholder” stand.

–	If you hold bearer shares, you must request the bank or financial institution that manages your share account to send your participation certificate and entry form request form to:

CACEIS Corporate Trust, Service Assemblées

14, rue Rouget de Lisle, 92862 Issy les Moulineaux

Tel.: +33 (0)1 57 78 34 05 – Fax: +33(0)1 57 78 35 04

three working days before the Shareholders’ Meeting (i.e., midnight on April 30, 2007 at the latest) in order that you receive your entry card the day before the Shareholders’ Meeting at the latest.

If you have not completed the above procedure, you can present yourself at the stand marked “Shareholders without admission card” on the day of the Shareholders’ Meeting, with documentation stating that your shares have been entered in the appropriate share register. Such documentation must be dated April 30, 2007 at the latest.

You may obtain the documents relevant to this Shareholders’ Meeting from:

Suez, Services Relations Actionnaires

16, rue de la Ville l’Evêque, 75383 Paris cedex 08

Or from the bank or financial institution that manages your share account.

For any further information, please phone: 0800 177 177 (toll-free when calling from a fixed line in France)

Club Actionnaires SUEZ Place du Trône, 1 1000 Bruxelles www.suez.com

DELIVERING THE ESSENTIALS OF LIFE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary